SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2004

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

November 4

Press release

(unaudited data for the first nine months of 2004 under French GAAP)

Revenue from businesses in Veolia Environnement’s new scope of consolidation(1)
of €18.0 billion, up 3.8% at constant exchange rates.

Continued profitability improvement: EBIT(2) from the new scope of consolidation reaching €1.114 billion, up 15.8% at constant exchange rates.

Strong reduction in net financial debt(3) to €10.1 billion.

VEOLIA ENVIRONNEMENT

Consolidated revenue	Nine months ended Sept. 30, 2004 (€ m)	Nine months ended Sept. 30, 2003 (€ m)	% change	Internal growth	External growth	Impact of exchange rate fluctuations

Businesses in VE’s new scope of consolidation	17,954	17,451	+2.9%	+3.6%	+0.2%	-0.9%

Impact of the disposal of non-core businesses	2,417	3,603	n.a.

Consolidated total(4)	20,371	21,054	-3.2%

Veolia Environnement's consolidated revenue totaled €20.371 billion. Revenue from the non-core assets disposed of during 2004 (Culligan, USFilter’s equipment and short-term services activities and FCC) came to €2.417 billion compared with €3.603 billion in the nine months ended September 30, 2003. Adjusted for the impact of the non-core businesses, revenue from businesses in Veolia Environnement’s new scope of consolidation came to €17.954 billion, up 3.8% at constant exchange rates.

The negative impact of foreign exchange fluctuations on the new scope of consolidation (€168 million) derived primarily from the weaker US dollar (impact of €136 million with the average exchange rate of the US dollar to the euro of $1.22 for the nine months ended September 30, 2004 compared with $1.12 for the nine months ended September 30, 2003).

_________________________

(1)	The “new scope of consolidation” excludes the North American assets sold in 2003 and 2004 (namely Surface Preparation, Everpure, Culligan and the equipment and short-term services activities) and FCC (leading Proactiva to be 50% consolidated under the proportionate method).
(2)	EBIT corresponds to operating income as defined in CRC regulation no. 99-02.
(3)	Net financial debt is defined as follows: long-term financial debt + short-term financial debt - short-term financial receivables - long-term financial receivables - marketable securities - cash and cash equivalents.
(4)	Culligan was fully consolidated until September 30, 2004, the date of its sale. USFilter’s equipment and short-term services activities were fully consolidated until June 30, 2004, and FCC was consolidated proportionately until June 30, 2004.

WATER (1)

Nine months ended Sept. 30, 2004 (€ m)	Nine months ended Sept. 30, 2003 (€ m)	% change	Internal growth	External growth	Impact of exchange rate fluctuations

7,260	7,145	+1.6%	+2.6%	-0.2%	-0.8%

(1)	New scope of consolidation
•

In France, revenue was affected by much less favorable weather conditions than last year and the knock-on effects of the reduction in billings for payments to local municipal water authorities (third-party revenue) during 2004. Excluding this last impact, revenue was up by 2.5%.

•

The international activities, excluding Veolia Water Systems, achieved a sustained level of internal growth of nearly 8%. Businesses benefited from a highly favorable evolution in Europe and the ramp-up in contracts awarded in Asia-Pacific (internal growth of 16%). The retained activities in the United States also performed well.

•	Veolia Water Systems’ revenue was stable.

WASTE(1)

Nine months ended Sept. 30, 2004 (€ m)	Nine months ended Sept. 30, 2003 (€ m)	% change	Internal growth	External growth	Impact of exchange rate fluctuations

4,628	4,386	+5.5%	+7.6%	-	-2.1%

(1)	New scope of consolidation
•	In France, the growth of the waste collection, sorting and incineration businesses helped to drive internal revenue growth of 5.9% in what remains a difficult economic environment.
•

The international businesses outside Latin America (Proactiva) posted total revenue growth of over 9% on a comparable basis and at constant exchange rates. Operations in Northern Europe continued to grow (at a rate of over 9%). In the United States, the solid waste and industrial services businesses continued to post good performance. Operations in Asia again enjoyed satisfactory volume growth, especially in Hong Kong. The Australian waste activities achieved significant growth due to business development in New South Wales and Queensland.

ENERGY SERVICES

Nine months ended Sept. 30, 2004 (€ m)	Nine months ended Sept. 30, 2003 (€ m)	% change	Internal growth	External growth	Impact of exchange rate fluctuations

3,405	3,170	+7.4%	+6.3%	+1.2%	-0.1%

•

In France, internal revenue growth was 4.1% owing to commercial development particularly among industrial customers, offsetting the negative impact of lower gas prices on the prices charged by Dalkia for certain services during the spring.

•

The international activities recorded internal growth of 10%. Growth was particularly strong in Southern Europe (internal growth of almost 19% in Italy due to the award of new contracts, and growth of 36% including the impact of principally the Giglio acquisition) and in the UK owing to strong business growth and higher energy prices.

TRANSPORTATION

Nine months ended Sept. 30, 2004 (€ m)	Nine months ended Sept. 30, 2003 (€ m)	% change	Internal growth	External growth	Impact of exchange rate fluctuations
2,660	2,750	-3.3%	-3.0%	+0.3%	-0.6%

The decline of 3.3% was attributable to the discontinuation of operations (train and bus) in the United Kingdom. Excluding this impact, organic growth came to 16.6%, including 8.5% growth in France related to the development of its activities and contract extensions, and 22.9% growth in the international activities. In particular, Connex benefited from the full impact of the Boston contract, the rail contracts awarded in Germany and the renewal and extension of the Melbourne contract in Australia.

The EBIT posted by businesses in the new scope of consolidation for the nine months ended September 30, 2004 came to €1.114 billion, up 15.8% at constant exchange rates (up 14.6% at current exchange rates). Good operating performance during the third quarter driven by the development and increasing maturity of the contract portfolio and the impact of the Group’s efficiency plan, supports the trends seen during the first six months of 2004. Including the EBIT from non-core asset disposals, total consolidated EBIT increased to €1.254 billion, an increase of 2.6% at constant exchange rates.

Continued improvement to the working capital requirement, rigorous management of invesments and the positive impact of strategic asset disposals (equipment and short-term services activities of USFilter, Culligan and FCC, all of which took place during the third quarter and led to a total debt reduction of approximately €2.4 billion), allowed Veolia Environnement to significantly reduce its consolidated net financial debt. At September 30, 2004, Veolia Environnement’s consolidated net financial debt stood at €10.1 billion compared with €12.7 billion at June 30, 2004.

OUTLOOK

The Group’s third-quarter results support its targets for the full-year. These targets are double-digit growth in the EBIT posted by the businesses in Veolia Environnement’s new scope of consolidation, positive free cash flow (before dividend payments) and net financial debt of between €10.5 billion and €11 billion, taking into account scheduled investments and seasonal fluctuations in the working capital requirement.

Important Disclaimer. Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2004

VEOLIA ENVIRONNEMENT

By:	/s/ Jérôme Contamine

Name: Jérôme Contamine

Title: Senior Executive President and Chief Financial Officer